Issuer Free Writing Prospectus

Filed by: Nippon Telegraph and Telephone Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-175237

July 11, 2012

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Final Pricing Term Sheet

Issuer:	Nippon Telegraph and Telephone Corporation

Expected Ratings:*	Moody’s : Aa2 S&P : AA

Format:	SEC-Registered

Security Type:	Senior Debt Securities

Ranking:	Direct, unsubordinated general obligations of the Issuer, ranking pari passu with the Issuer’s other unsubordinated debt in the form of bonds, notes or debentures (which fall within the meaning of shasai as referred to in Article 9, paragraph 1, of the NTT Law). Under the NTT Law, all bond holders have the preferential right to be paid prior to unsecured indebtedness, but are statutorily subordinated in respect of certain tax and other enumerated obligations.

Currency:	USD

Size:	US$750,000,000

Coupon:	1.4%, Fixed Rate

Net Proceeds Before Expenses:	US$746,362,500

Trade Date:	July 11, 2012

Settlement Date:	July 18, 2012

Maturity:	July 18, 2017

Interest Payment Dates:	January 18 and July 18 of each year

First Coupon Payment Date:	January 18, 2013

Benchmark Treasury:	UST 0.75% due June 30, 2017

Benchmark Treasury Yield:	0.628%

Spread to Benchmark:	T+80bps

Issue Price:	99.865% of the principal amount, plus accrued interest from July 18, 2012 if settlement occurs after that date

Day Count:	30/360

Business Days:	Tokyo, London and New York

Business Day Convention:	Following Business Day Convention

Minimum Denominations:	US$2,000 and integral multiples of US$1,000 in excess thereof

Optional Make-Whole Redemption:	T+10bps

Listing:	None

Billing & Delivering:	Morgan Stanley & Co. LLC

Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Morgan Stanley & Co. LLC

Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC UBS Securities LLC

CUSIP:	654624 AE5

Common Code:	080135777

ISIN:	US654624AE53

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.

The Issuer has filed a registration statement (including a base prospectus) and a prospectus supplement (together with the base prospectus, the “prospectus”) with the U.S. Securities and Exchange Commission, or SEC, to which this communication relates. Before you invest, you should read the prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Barclays Capital Inc. toll-free at 1-888-603-5487, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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